SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 2 to Schedule 13D)(1)


                SSP SOLUTIONS, INC. (FORMERLY LITRONIC, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                  537004 10 3
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                                 (CUSIP Number)

                               STEVEN K. SPRAGUE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               WAVE SYSTEMS CORP.
                      480 PLEASANT STREET, LEE, MA  01238
                                (413) 243-1600

                                With a copy to:
                                NEIL W. TOWNSEND
                              BINGHAM MCCUTCHEN LLP
                    399 PARK AVENUE, NEW YORK, NY  10022-4689
                                 (212) 705-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 7, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 537004 10 3                  13D                   Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WAVE SYSTEMS CORP.
          13-3477246
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


          N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              4,788,083

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              4,788,083

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,788,083

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.1007%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 537004 10 3                  13D                   Page 3 of 4 Pages


                       SSP SOLUTIONS, INC. SCHEDULE 13D
                                 AMENDMENT NO. 2

NOTE: This Amendment No. 2 amends Amendment No. 1 to the Statement on Schedule 13D filed on October 10, 2002 by Wave Systems Corp. ("Wave"). This Amendment No. 2 is filed on behalf of Wave.

    This Amendment No. 2 is being filed to describe the plan that Wave has of disposing of the securities of SSP Solutions, Inc. ("SSP"). There has been no change in the information set forth in the responses to Items 1, 2, 3, 6 or 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 2.

Item 4.  Purpose of Transaction.

     Item 4 is amended to read as follows:

     Wave currently plans to dispose of shares of SSP's common stock. Such shares will be disposed of either pursuant to Rule 144 of the Securities Act of 1933, whereby the sale of the shares will be subject to the volume limitations set forth in such Rule, or pursuant to one or more private sales. Wave plans to dispose of these securities in order to raise capital.

     Wave does not have any plans or proposals that relate to or would result in: (i) any extraordinary corporate transaction; (ii) any sale or transfer of a material amount of assets of SSP or any of its subsidiaries; (iii) any change in the present board of directors or management of SSP; (iv) any material change in the present capitalization or dividend policy of SSP; (v) any other material change in SSP's business or corporate structure; (vi) any changes in SSP's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of SSP by any person; (vii) causing a class of securities of SSP to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of SSP becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a), 5(b) and 5(c) are amended to read as follows:

     (a) Wave owns 4,788,083 shares of common stock of SSP, which equal approximately 19.1007% of the total 25,067,576 outstanding shares of common stock of SSP as of April 8, 2003.

     (b) Wave has sole voting and dispositive power to all 4,788,083 shares that it owns.

     (c) On April 7, 2003, Wave sold 20,000 shares of SSP's common stock on the open market for $0.55. On April 8, 2003, Wave sold an additional 75,000 shares of SSP's common stock on the open market for $0.56.

CUSIP No. 537004 10 3                  13D                   Page 4 of 4 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2003
                                        WAVE SYSTEMS CORP.


                                        By: /s/ STEVEN K. SPRAGUE
                                           -------------------------------------
                                                       (Signature)

                                        Steven K. Sprague. its President and
                                        Chief Executive Officer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).